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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. __________)*


                              BITWISE DESIGNS, INC.
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                                (NAME OF ISSUER)

                    Common Stock, par value $.001 per share.
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                         (TITLE OF CLASS OF SECURITIES)

                                    091747105
                           ---------------------------
                                 (CUSIP NUMBER)

                                November 19, 1999
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]   Rule 13d-(b)
            [X]   Rule 13d-1(c)
            [ ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  091747105
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     1.   Name of Reporting Persons

               Azure Capital, LLC

          I.R.S. Identification Nos. of above persons (entities only).
          11-3487607

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  N/A...........................................................[ ]

          (b) ...............................................................[ ]
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          3.   SEC Use Only ...................................................
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          4.   Citizenship or Place of Organization Delaware...................
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Number of          5.   Sole Voting Power               680,001.................
Shares Bene-       6.   Shared Voting Power             0.......................
ficially Owned     7.   Sole Dispositive Power          680,001.................
by Each            8.   Shares Dispositive Power        0.......................
Reporting Person
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          9.   Aggregate Amount Beneficially Owned by Each Reporting Person
               680,001(1).......................................................

          10.  Check if the Aggregate Amount in Row (9) Excludes Certain
               Shares........................................................[ ]

          11.  Percent of Class Represented by Amount in Row (9) 7.2%...........
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          12.  Type of Reporting Person (See Instructions)   OO
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 ................................................................................
 ................................................................................



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          (1)Does not include any shares which may be held incidental to market making activities of First Providence Financial Group, LLC, a registered broker-dealer and an affiliate of the reporting person.



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ITEM  1.

     (a)  Name of Issuer

               BITWISE DESIGNS, INC.

     (b)  Address of Issuer's Principal Executive Offices

               2165 Technology Drive, Schenectady, NY 12308

ITEM 2.

     (a)  Name of Person Filing

               AZURE CAPITAL, LLC

     (b)  Address of Principal Business Office or, if none, Residence

               416 Toftree, Roslyn, New York 11576

     (c)  Citizenship

               Delaware, U.S.

     (d)  Title of Class of Securities

               Common Stock, par value $.001 per share.

     (e)  CUSIP Number: 091747105

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

               N/A

ITEM 4. OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     1.   Amount beneficially owned: 680,001 (see footnote 1, above)

     2.   Percent of class:   7.2%

     3.   Number of shares as to which the person has:

          1.   Sole power to vote or to direct the vote: 680,001

          2.   Shared power to vote or to direct the vote: 0

          3.   Sole power to dispose or to direct the disposition of: 680,001

          4.   Shared power to dispose or to direct the disposition of: 0






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ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

               N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

               N/A

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

               N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

               N/A

ITEM 10.  CERTIFICATION

(a) The following certification shall be included if the statement is filed pursuant to Section 240.ad3-1(c):

               By signing below I certify that to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge an belief, I certify that the information set forth in this statement is true, complete and correct.

November 23, 1999
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      Date

/S/ AZURE CAPITAL, LLC
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      Signature

KENNETH KLEIN, MANAGER
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Name and Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is singed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The same and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)


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